John Giannopoulos

Owner, Sly Fox Brewing Company, Inc.

Greater Philadelphia Area

InMail ···

Sly Fox Brewing Company, Inc.

University of Virginia

See contact info

175 connections

Experience

Owner

Sly Fox Brewing Company, Inc.

Dec 1995 – Present • 22 yrs 8 mos

331 Circle of Progress Drive Pottstown, PA

Education

University of Virginia

BA, Economics

1978 – 1982

Skills & Endorsements

Beer · 11

Paul Becker and 10 connections have given endorsements for this skill

New Business Development · 6

Rick Drescher and 5 connections have given endorsements for this skill

Interests

University of Virginia
191,582 followers

Sly Fox Brewing Company
314 followers